JNL SERIES TRUST
                    1 Corporate Way, Lansing, Michigan 48951
                                 (517) 381-5500


December 11, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: JNL Series Trust
    File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 64 to the Registration Statement under the Securities Act of 1933 and Amendment No. 65 under the Investment Company Act of 1940 for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

1) Mergers of the following exisiting funds into the following respective exisitng funds of the Trust:

     1. JNL/Lazard Small Cap Equity Fund will merge into the following, under new management by Investment Sub-Adviser Mellon Capital Management
          Corporation:

          JNL/Mellon Capital Management Small Cap Index Fund

     2. JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund will merge into the following, under management by Investment Sub-Adviser Mellon Capital Management Corporation:

          JNL/Mellon Capital Management S&P 500 Index Fund

     3.   JNL/S&P Growth Retirement Strategy Fund will merge into the following,
          under   management  by  Investment   Sub-Adviser   Standard  &  Poor's
          Investment Advisory Services, LLC:

          JNL/S&P Disciplined Growth Fund

     4. JNL/S&P Moderate Growth Retirement Strategy Fund will merge into the following, under management by Investment Sub-Adviser Standard & Poor's Investment Advisory Services, LLC:

          JNL/S&P Disciplined Moderate Growth Fund

     5.   JNL/S&P  Moderate   Retirement  Strategy  Fund  will  merge  into  the
          following, under management by Investment Sub-Adviser Standard & Poor's Investment Advisory Services, LLC:

          JNL/S&P Disciplined Moderate Fund

2) The addition of the following four new funds to be advised by exisitng Investment Adviser Jackson National Asset Management, LLC.:

     1.   JNL Institutional ALt 20 Fund;
     2.   JNL Institutional ALt 35 Fund;
     3.   JNL Institutional ALt 50 Fund; and
     4.   JNL Institutional ALt 65 Fund;

3)   To reflect other changes.

If you have any  questions, please  contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.
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                                JNL SERIES TRUST
                    1 Corporate Way, Lansing, Michigan 48951
                                 (517) 381-5500


December 11, 2008


VIA EDGAR

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Ellen Sazzman

Re: JNL Series Trust
    File Nos: 33-87244 and 811-8894

Dear Commissioners:

I am writing on behalf of the above referenced registrant. We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above-referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (517) 367-4336 if you have any questions.

Respectfully,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary
JNL Series Trust